

October 31, 2014

Via E-mail
Michael A. Butler
Chief Executive Officer
Radius Bancorp Inc.
One Harbor Street, Suite 201
Boston, MA 02210

   Re: **Radius Bancorp Inc.**
       Amendment No. 1 to Registration Statement on Form S-1
       Filed October 24, 2014
       File No. 333-199014

Dear Mr. Butler:

We have reviewed your amended registration statement dated October 24, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Overview, page 1

1. Please add the termination of the collective bargaining agreement referenced on page 48 to the bulleted items in this section.

The Offering, page 10

2. Please add a brief discussion of the number of shares that will be purchased by directors and officers in the offering. In addition, please fill in the columns on page 100.

Exhibit 5.1

3. Please file a revised legal opinion stating that the Selling Shareholder Shares are validly issued, fully paid and nonassessable. For more information, please refer to Section II.B.2.h. of Staff Legal Bulletin No. 19.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.


Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney


cc.   Via E-mail
        Gregory Parisi
        Hogan Lovells US LLP